U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                               NES WORLDWIDE, INC.
                 (Name of Small Business Issuer in its charter)

           Delaware                                              98-0383644
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                            3665 Kingsway, Suite 300
                           Vancouver, British Columbia
                                     Canada                       V5R 5W2
                    (Address of principal executive offices)     (Zip Code)

Issuer's  telephone  number  (604)  646-8005

Securities  to  be  registered  under  Section  12(b)  of  the  Act:

                                                  Name of each exchange on which
             Title of each class                  each class is to be registered
        ________________________________          ______________________________
        ________________________________          ______________________________

Securities  to  be  registered  under  Section  12(g)  of  the  Act:

                     Common Stock, par value $.001 per share
                                (Title of class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

Item  1.          Description  of  Business
                  -------------------------

     NES Worldwide, Inc. (the "Company," "NES," "we" or "us") was initially incorporated in Delaware as NATIONAL EDGAR SERVICES, INC. on July 17, 2002. On July 29, 2002, our articles were amended to change the name to NES Worldwide, Inc. Our current operations are conducted through our wholly owned subsidiary National EDGAR Services, Inc. incorporated under the laws of British Columbia, Canada, on July 23, 2002. We do not have operations worldwide. Our current operations are limited to the United States and Canada.

     NES provides electronic filing services for companies that need to electronically file prospectuses, registration statements, and other documents under U.S. federal securities laws with the U.S. Securities and Exchange Commission (the "SEC") via the SEC's electronic data gathering system entitled
Electronic Data Gathering Analysis and Retrieval ("EDGAR "). Under most circumstances, the SEC requires registration statements, reports, schedules and other documents and correspondences filed with the SEC to be filed in an electronic format rather than by the traditional paper filing package. This electronic format, usually in ASCII or HTML, includes additional submission information and coding "tags" within the document to aid in the SEC's analysis of the document and retrieval by the public. This electronic format is generally delivered by direct telecommunications, but may be delivered on magnetic computer tape or by diskette. EDGAR allows registrants to file and the public to retrieve disclosure information electronically. The public can retrieve these disclosure documents on the world wide web at www.sec.gov. Since 1996, the SEC has required all publicly-held companies to file disclosure documents through EDGAR.

     During the year ended September 30, 2005, we had 4 customers, which accounted for approximately 83% of our sales. The 4 customers that represented 10% or more of revenue were Cordexa Networks, Inc., Genesis Bioventures, Inc., Seamless Wi-Fi, Inc., and NS8 Corporation at approximately 22%, 14%, 22% and 24%, respectively.

     We currently have 12 customers. We estimate that each client using our services is worth a minimum of approximately $2,000 in annual revenues due to the filing of each client's quarterly and annual SEC regulatory filings. Our standard EDGAR conversion service includes everything appearing on the following list with prices starting at approximately $8.00 per page. We charge additional fees for more complex document translations and EDGAR format conversions. Our electronic filing services include:

-    conversion  of  a  client's  document  to  the  SEC's  EDGAR  format;
-    creation  of  header  data  using  SEC-approved  software;
- tagging of a client's document in accordance with SEC rules and regulations;

-    organization  of  a  submission  by  specific  type;
- running a validation program prior to submission to ensure the submission is properly formatted;
-    providing  a  printed  version  for  client's  review;
-    transmitting  a  live  filing  to  the  SEC  upon  client  approval;
-    notification  upon  successful  transmission  of  a  filing;  and
- maintenance of strict confidentiality prior to public dissemination to EDGAR.

     Our wholly owned operating subsidiary, National EDGAR Services, Inc., has a web hosting contract with our affiliate Cordexa Holdings, Inc. ("Cordexa"), a provider of Internet services, pursuant to which Cordexa operates and maintains the web servers used by us in their data center. 51st State Systems, Inc. owns approximately 75.6% of Cordexa's share capital and approximately 38% of our outstanding shares. 51st State Systems is owned by Todd Cusolle and Matthew Sebal, two of our officers and Directors. Pursuant to the web hosting agreement Cordexa will provide web hosting, including providing the server hardware, operating system software, monitoring software, and other software and premise connectivity, in exchange for a monthly fee of $500, and $150 per hour for server assistance. This agreement expires in August 2006. However, either party may terminate the agreement with 60 days written notice.

Competition

     We believe that the marketplace for companies that provide the service of filing documents with EDGAR is highly fragmented, with over one hundred such companies located throughout the United States. We believes that the business of providing EDGAR filing services is highly competitive and there are no substantial financial or technical barriers to entry by new competitors. Our current position in the industry is that of a small newly formed company that competes against companies that are much bigger, have much more financial resources and that have been in business longer than we have. We also believe that competition will intensify in the future and our ability to compete successfully depends on a number of factors, including:

-    the  pricing  structure  of  our  services;
-    expansion  of  the  variety  of  products  and  services  which  we  offer;
- our ability to adapt our products and services to new technological developments;
-    our  ability  to  implement  broad and effective distribution channels; and
-    principal  market  and  economic  trends.

Some  competitors  include:

- dozens of national financial printing firms such as Bowne, CCH, Donnelly and St. Ives Burrups; and

- scores of regional financial printing firms such as Pacific Financial Printing in California, Imperial Financial in Arizona and Capital Printing in New York.

Employees

     We have a part-time staff of three, the President and Chief Operating Officer, the Chief Financial Officer and VP of Technology, and a VP of Strategy and Marketing. We plan to hire three additional full-time employees within the next twelve months, a sales manager, a production coordinator and a quality control manager.

Intellectual  Property

     We currently license the term EDGAR from the SEC. This license expires in 2007. This license has been granted freely to many of our competitors.

     We filed an application to register the trademark NATIONAL EDGAR SERVICES with the U.S. Patent and Trademark Office on November 19, 2002. The NATIONAL EDGAR SERVICES trademark was registered on August 31, 2004. The registration covers the preparation and transmission of disclosure statements and other regulatory documents required by the SEC:

     We  have  no  other  trademark  or  copyright  protection  at  this  time.

     Reports

     By registering securities under Section 12(g) of the Securities Exchange Act of 1934, we will become what is known as a 'reporting company' and will be required to file various reports, including annual and quarterly reports, with the SEC. You may read any reports that we file with the SEC by accessing the SEC's website, www.sec.gov, where the SEC maintains, all public filings that it currently receives in electronic format related to registration statements, proxy statements, periodic and annual reports and other documents required to be filed with the SEC pursuant to the Securities Exchange Act of 1934 and the Securities Act of 1933.

Item  2.          Management's  Discussion  and  Analysis  or  Plan of Operation
                  --------------------------------------------------------------

The following discussion should be read in conjunction with our consolidated financial statements, including the related notes, appearing elsewhere in this registration statement. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those discussed in the forward-looking statements as a result of various factors.

Overview

     We, through our wholly owned operating subsidiary National EDGAR Services, Inc., provide electronic filing services for companies that need to electronically file prospectuses, registration statements, and other documents under U.S. federal securities laws with the SEC via the SEC's electronic data gathering system entitled Electronic Data Gathering Analysis and Retrieval ("EDGAR "). Currently our operations are in the United States and Canada only.

     The greatest uncertainty facing our business is whether we will have adequate cash flow from operations to continue operations and to grow. We have not had positive cash flow from operations to date. We plan to raise $100,000 in the next three to twelve months in either a public or private offering of our equity or debt.

     A further uncertainty is that our business encompasses transactional documents that generally reflect the level of deal activity in the capital markets. Unlike regulatory compliance and other repetitive work that is typically not significantly affected by capital market fluctuations, that portion of our business is affected by downturns in capital markets. A prolonged reduction in the level of financial transactions could be expected to have a negative impact on our business. In an effort to maximize the stability of our revenue, we have sought to develop regulatory compliance work that is less affected by the level of financial transactions in the capital markets. Further, we have sought to increase and broaden our customer base. At year end December 31, 2005, we had 12 customers.

     We anticipate a trend toward greater demand for services to format and file documents with the SEC in what is known as EDGAR II format. EDGAR II format is a specialized set of Hyper Text Markup Language (HTML) standards and a permissible set of HTML tags that has been designed specifically for use with the EDGAR system. The EDGAR II format gives customers the ability to include graphic and image files in HTML documents. The EDGAR II format allows filers to submit documents in the EDGAR system that appear in substantially the same graphic or image format as those prepared for delivery to investors in a paper prospectus. Another advantage is the ability to use hyperlinks in EDGAR II documents, including links between sections of a submission (e.g., between the table of contents and the various sections of a document), to documents within a submission (e.g., to exhibits), and to previously filed documents on the SEC's public web site. Although we currently do not provide EDGAR II formatting for our customers, we anticipate such demand and we believe that we can charge up to 30% more to format and file documents in the EDGAR II format than for EDGAR I format documents. Therefore, if we do begin EDGAR II formatting for our customers, we expect this will positively impact our business.

PLAN  OF  OPERATIONS  FOR  THE  NEXT  TWELVE  MONTHS

     Our  plan  of  operations  for  the  next  twelve  months  is  as  follows:

MILESTONES                                                                  COSTS
------------------------------------------------------------------------  ----------

2nd Quarter 2006
----------------
We plan to evaluate several trade and industry-related publications for
the purposes of placing advertisements in 2006.                           $    8,000
------------------------------------------------------------------------  ----------
We plan to evaluate and purchase a "CMS" platform (content
management software, that is, software that assists National EDGAR
Services in managing, proofing, and controlling revisions of our
customers filings).                                                       $    3,000
------------------------------------------------------------------------  ----------
3rd Quarter 2006
----------------
We plan to interview, select and hire a sales manager.                    $5,000/mo.
------------------------------------------------------------------------  ----------
We plan to establish terms and initiate second offering of our common stock to raise at least $100,000. This offering may be done as a public or private offering. Proceeds will be used for additional working capital, accounting and offering costs, and major capital asset purchases such as workstations and software.
------------------------------------------------------------------------
4th Quarter 2006
----------------
We plan to interview, select and hire a production coordinator.           $3,500/mo.
------------------------------------------------------------------------  ----------
We plan to purchase additional workstations and software.                 $   10,000
------------------------------------------------------------------------  ----------
We plan to evaluate several trade and industry-related publications for
 the purposes of placing advertisements in 2006.                          $   16,000
------------------------------------------------------------------------  ----------
We plan to interview, select and hire a quality control manager.          $4,000/mo.
------------------------------------------------------------------------  ----------

RESULTS  OF  OPERATIONS

Comparison  of  year  ended  September  30,  2005  to  September  30,  2004
---------------------------------------------------------------------------

     Total  Revenues.  Total  revenues  decreased by $46,130 or 57.6% in 2005 to
     ---------------
$33,877 from $81,007 in 2004. The decrease was due to the loss of several customers and from certain customers ceasing to file reports with the SEC.

     Net  Loss. Net loss increased by $37,989 or 90.2%, to $80,125 in 2005, from
     --------
$42,136 in 2004. This increase in net loss was primarily due to the decrease in revenues as noted above.

     Total  Operating Expenses. Total operating expenses decreased by $9,950 or
     -------------------------
8.1%, to $113,193 in 2005 from $123,143 in 2004 primarily due to a decrease in web hosting expenses of $5,386.

     Web  Hosting  Expenses. Web hosting expenses decreased by $5,386 or 55%, to
     --------------------
$4,402 in 2005 from $9,788 in 2004. These expenses decreased primarily due to our amended agreement with Cordexa Holdings, Inc., dated July 1, 2004, which reduced our payments for web hosting.
Management expects this expense to remain fairly constant going forward in the near future.

     Accounting  and  Legal Expenses. Accounting and legal expenses decreased by
     --------------------------------
$2,196  or 5.8%, to $35,687 in 2005 from $37,883 in 2004.  This decrease was due to a slight decrease in services required.

     Management  Salaries.  Management  salaries remained relatively constant at
     -------------------
$60,000 in 2005 and $60,310 in 2004. Management expects salaries to rise if revenues increase.

     Other General and Administrative Expenses. Other general and administrative
     -----------------------------------------
expenses  decreased by $2,073 or 13.7%, to $13,089 in 2005 from $15,162 in 2004.
These expenses primarily consisted of telephone, printing, advertising and promotional expenses.

LIQUIDITY  AND  CAPITAL  RESOURCES

     We have funded our liquidity and capital requirements in recent years primarily through financing activities such as the sale of our common stock and advances from our stockholders.

     We had no revenue for the year ended September 30, 2002. Revenue for the years ended September 30, 2005, 2004, and 2003, was minimal, $33,877, $81,007 and $41,328 respectively. We have experienced losses since inception to September 30, 2005, of $219,862. NES has negative working capital of $118,622 at September 30, 2005. Losses for the years ended September 30, 2005, and September 30, 2004, are noted above. As of the last audit of September 30, 2005, we had a stockholders' deficit of $118,622. Our ability to continue as a going concern is dependent upon several factors, including our ability to generate cash flow as well as obtaining adequate capital to fund operating losses until we become profitable. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

Net  Cash  Used  In  Operating  Activities.

     For the year ended September 30, 2005, net cash used in operating activities was $27,616, compared to $2,857 used in the year ended September 30, 2004. Net cash used in operating activities increased by $24,759 for the year ended September 30, 2005, primarily due to an increase in losses.

Net  Cash  Provided  by  Financing  Activities.

     During the year ended September 30, 2005, net cash provided by financing activities was $50,000 compared to net cash provided by financing activities of $0 for the year ended September 30, 2004. Financing activities for the year ended September 30, 2005, primarily consisted of the issuance of a $50,000 note to an unaffiliated party. Cash available at September 30, 2005, was $30,331 compared to $10,038 available at September 30, 2004.

     Future  Needs.  Management  believes  that NES may only be able to meet its
     -------------
cash requirements for the next four months. NES will seek to raise an additional $100,000 through the sale of equity or debt in the next three to twelve months and management believes that if NES can remain in operation until it can raise this additional capital that NES will then be able to satisfy its cash requirements for the next twelve months. However, NES has no commitment from any funding source to raise the additional $100,000.

     Our future capital requirements and the adequacy of funds available will depend upon many factors, including cash flow generated from operations, customer retention, new product development, expanded marketing requirements, and future acquisitions. Changes in these factors may cause us to seek additional financing sooner than anticipated. Financing may not be available on acceptable terms, or at all, and our failure to raise capital could have a material adverse effect on our growth plans and our financial condition and results of operations.

Item  3.          Description  of  Property.
                  -------------------------

     Our executive offices are currently located at 3665 Kingsway, Suite 300, Vancouver, BC V5R 5W2, Canada. We occupy approximately 300 square feet of space provided to us by Scott Kerr, our Chief Executive Officer and President, on a rent-free basis for our administration of the Company, which we consider to be of de minimis value. The facilities constitute a business office, in good condition and adequate for our business purposes.

Item  4.     Security  Ownership  of  Certain  Beneficial  Owners and Management
             -------------------------------------------------------------------

     The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2005. The information in this table provides the ownership information for: a) each person known by us to be the beneficial owner of more than 5% of our common stock; b) each of our directors; c) each of our executive officers; and d) our executive officers, directors and director nominees as a group.

     Beneficial ownership has been determined in accordance with Rule 13d-3 of the Exchange Act and includes voting or investment power with respect to the shares. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them. Common stock beneficially owned and percentage ownership are based on 4,990,250 shares outstanding. There are currently no outstanding options or warrants to purchase any common stock. Unless otherwise indicated, the address of each beneficial owner is c/o NES Worldwide, Inc., 3665 Kingsway, Suite 300, Vancouver, BC V5R 5W2, Canada.

                                                                                    Percent
                                                                Amount of Common   of Class
Name and Address of                 Executive Office Held     Stock Beneficially  of  Common
Beneficial Owner                           (if any)                 Owned           Stock
--------------------------------  --------------------------  ------------------  ----------

Scott R. Kerr (1)                 President and Director                 712,500         14%
--------------------------------  --------------------------  ------------------  ----------
Todd Cusolle (2)                  CFO, Secretary, VP
                                  Technology and Director              1,912,500         38%
--------------------------------  --------------------------  ------------------  ----------
Matthew Sebal (2)                 VP Strategy and Marketing
                                  and Chairman of the Board
                                  of Directors                         1,912,500         38%
--------------------------------  --------------------------  ------------------  ----------
All Executive Officers and
Directors as a Group (3 persons)                                       2,625,000         52%
--------------------------------  --------------------------  ------------------  ----------
Shai Stern, 43 Maple Avenue,
Cedarhurst, NY 11516                                                   1,125,000         23%
--------------------------------  --------------------------  ------------------  ----------

(1) This includes 500 shares held by Mr. Kerr's wife, Nancy Munro, and 500 shares held by Mr. Kerr's minor daughter, Frances Jane Kerr.
(2) 51st State Systems Inc. owns 1,912,500 shares of NES. Matthew Sebal and Todd Cusolle jointly own 51st State Systems Inc. and, therefore, Messrs. Sebal and Cusolle jointly own 1,912,500 shares of NES.

Item  5.     Directors  and  Executive  Officers,  Promoters and Control Persons
--------------------------------------------------------------------------------

     The following are our directors and executive officers. The terms of all directors expire at the next annual meeting of shareholders and upon election of their successors.

       Name         Age     Position
       ----         ---     --------
Scott  R.  Kerr     37      President  and  Director
Todd Cusolle        33      Chief Financial Officer, Secretary, VP of Technology
                            and Director
Matthew  Sebal      34      VP Strategy and Marketing and Chairman of the Board
                            of Directors

     Scott R. Kerr has served as our President and as a Director since July 2002. From October 2002 to the present, Mr. Kerr has been the CEO, president and a director of Cordexa Holdings, Inc. ("Cordexa"). Cordexa is a Delaware corporation that provides Internet web site hosting services. Cordexa filed an SB-2 registration statement with the U.S. Securities and Exchange Commission in 2003 and withdrew it in April, 2005. Mr. Kerr works approximately 15 hours per week for Cordexa. For the period May 2000 to October 2003, Mr. Kerr held one or more of the following positions: Vice President, Principal Financial Officer, and Director, of Mindfuleye, Inc., a publicly reporting company that developed software for licensing to the investment community. The software delivered proprietary content directly to users by web, desktop, wireless, and e-mail interfaces. As of October 2003, Mindfuleye, Inc. is no longer a publicly reporting company. Mindfuleye, Inc has had no operations since 2002. From
January 1998 to August 2000, Mr. Kerr managed new business development for Bayleaf Software Inc. of Vancouver. From 1991 to 1997, he was with Omni-Tech
Systems Ltd. of Vancouver, as vice president, client services. Mr. Kerr has received a Bachelor of Arts in Political Science from the University of British Columbia. Mr. Kerr works approximately 30 hours per week for us.

     Todd Cusolle has served as our Chief Financial Officer, Secretary, VP of Technology and as a Director since July 2002. From January 2002 to the present, Mr. Cusolle has served as Secretary and as a Director of 51st State Systems, Inc. a privately held company. 51st State Systems, which owns 38% of our common stock, develops web sites and web-based applications for small-to-medium organizations in industry, government, and education. From October 2002 to the present, Mr. Cusolle has served as Chief Financial Officer, Secretary, Executive VP Technology, and as a Director of Cordexa Holdings, Inc., an Internet web site hosting company. Cordexa Holdings, Inc. filed an SB-2 registration statement with the U.S. Securities and Exchange Commission in 2003, and withdrew it in April, 2005. From May 2000 to October 2003, Mr. Cusolle served as Chief Technology Officer and as a Director of Mindfuleye, Inc., a publicly reporting company that developed software for licensing to the investment community. The software delivered proprietary content directly to users by web, desktop, wireless, and e-mail interfaces. As of October 2003, Mindfuleye, Inc. is no longer a publicly reporting company. Mindfuleye, Inc has had no operations since 2002. From October 2001 to March 2002, Mr. Cusolle served as a Director of Return Assured Incorporated. Return Assured Incorporated had been a publicly reporting company involved in enabling e-retail transactions. As of January 2003, Return Assured Incorporated is no longer a publicly reporting company. Return Assured Incorporated has had no operations since 2001. In 1999, Mr.
Cusolle was a senior developer and architect at RLG netPeformance and Communicate.com (formerly IMEDIAT Digital). From 1996 until 1998, Mr. Cusolle was the founding employee of Emerge Online. RLG net Performance, Communicate.com, and Emerge Online Inc. were all web site design and development firms. From 1995 to 1996, Mr. Cusolle held internet development positions at both Quadravision Communications (now Bowne Internet) and Carleton University in Ottawa, Canada. Mr. Cusolle holds a baccalaureate degree in Psychology from Carleton University in Ottawa, Canada. Mr. Cusolle works approximately 30 hours per week for us.

     Matthew Sebal has served as our VP Strategy and Marketing, and as Chairman of the Board of Directors since July 2002. From January 2002 to the present, Mr. Sebal has served as President and as a Director of 51st State Systems, Inc. a privately held company of which Mr. Sebal owns 50% and Todd Cusolle owns 50%. 51st State Systems develops web sites and web-based applications for small-to-medium organizations in industry, government, and education. 51st State Systems, Inc. also owns approximately 76% of the outstanding shares of Cordexa Holdings, Inc. ("Cordexa"). Cordexa provides Internet web site hosting services. Cordexa filed an SB-2 registration statement with the SEC in 2003, and withdrew it in April, 2005. From September 2002 to the present, Mr. Sebal has served as a Director of BHC, Inc. BHC, Inc. is a development stage company that plans to offer online travel services. BHC, Inc. filed an SB-2 registration statement with the SEC in 2003. From May 2002 to the present, Mr. Sebal has served as President and as a Director of DCM Enterprises, Inc., a publicly reporting management and investment holding company. From October 2001 to the present, Mr. Sebal has served as Secretary and as a Director of Hosting Site Networks, Inc., a publicly reporting, development-stage entity, provider of Internet services including web hosting, web consulting, and electronic mail services. From June, 2000 to January, 2003, Mr. Sebal held one or more of the following positions:
Secretary, President, Chairman and CEO, and Director, of Return Assured Incorporated. Return Assured Incorporated had been a publicly reporting company involved in enabling e-retail transactions. As of January 2003, Return Assured Incorporated is no longer a publicly reporting company. Return Assured Incorporated has had no operations since 2002. From November 2000 to October 2003, Mr. Sebal served as a Director of Mindfuleye, Inc., a publicly reporting company that developed software for licensing to the investment community. The software delivered proprietary content directly to users by web, desktop, wireless, and e-mail interfaces. As of October 2003, Mindfuleye, Inc. is no longer a publicly reporting company. Mindfuleye, Inc has had no operations since 2001. From December 1998 to June 2000, Mr. Sebal was a Principal in IBM's e-business Services Group for Canada. From 1997 to 1998, Mr. Sebal was Director of Business Development for Communicate.com (formerly IMEDIAT Digital). From 1995 to 1997, Mr. Sebal was a Senior Account Manager for Emerge Online, Inc. a web site design and development firm. Mr. Sebal holds a baccalaureate degree in Political Science from the University of Western Ontario, Canada. Mr. Sebal works approximately 30 hours per week for us.

Item  6.          Executive  Compensation.
                  -----------------------

     The following executive compensation disclosure reflects all compensation awarded to, earned by or paid to the named executive officers, indicated below, for the fiscal years ended September 30, 2005, 2004, and 2003. None of our executive officers received in excess of $100,000 in total annual salary and bonus for fiscal year 2004. Compensation is shown in the following table:

Summary  Compensation  Table

                                                        Annual Compensation
Name and Principal                                                Other Annual
Position                            Fiscal Year   Salary ($)    Compensation ($)
Scott R. Kerr                              2005              0  $          60,000
President and Director                     2004              0  $          60,000
                                           2003              0  $          12,730

Todd Cusolle                               2005              0                  0
CFO, Secretary, VP Technology and          2004              0                  0
Director                                   2003              0                  0

Matthew Sebal                              2005              0                  0
VP Strategy and Marketing and              2004              0                  0
Chairman of the Board of Directors         2003              0                  0

Director  Compensation

     At this time, we do not pay any compensation to directors for their attendance at Board meetings.

Stock  Option  Grants

     There were no individual grants of stock options to any executive officers from July 17, 2002 (inception), to the date hereof.

2002  Stock  Option  Plan

     We adopted our 2002 Stock Option Plan on August 1, 2002. The plan provides for the grant of options intended to qualify as "incentive stock options", options that are not intended to so qualify or "nonstatutory stock options" and stock appreciation rights. The total number of shares of common stock reserved for issuance under the plan is 500,000, subject to adjustment in the event of a stock split, stock dividend, recapitalization or similar capital change, plus an indeterminate number of shares of common stock issuable upon the exercise of "reload options" described below. We have not yet granted any options or stock appreciation rights under the plan.

     The plan is presently administered by our Board of Directors, which selects the eligible persons to whom options shall be granted, determines the number of common shares subject to each option, the exercise price therefor and the periods during which options are exercisable, interprets the provisions of the plan and, subject to certain limitations, may amend the plan. Each option granted under the plan shall be evidenced by a written agreement between the Company and the optionee.

     Options may be granted to our employees (including officers) and directors and certain of our consultants and advisors.

     The exercise price for incentive stock options granted under the plan may not be less than the fair market value of the common stock on the date the option is granted, except for options granted to 10% stockholders which must have an exercise price of not less than 110% of the fair market value of the common stock on the date the option is granted. The exercise price for nonstatutory stock options is determined by the Board of Directors. Incentive stock options granted under the plan have a maximum term of ten years, except for options granted to 10% stockholders which are subject to a maximum term of five years. The term of nonstatutory stock options is determined by the Board of Directors. Options granted under the plan are not transferable, except by will and the laws of descent and distribution.

     The Board of Directors may grant options with a reload feature. Optionees granted a reload feature shall receive, contemporaneously with the payment of the option price in common stock, a right to purchase that number of common shares equal to the sum of (i) the number of shares of common stock used to exercise the option, and (ii) with respect to nonstatutory stock options, the number of shares of common stock used to satisfy any tax withholding requirement incident to the exercise of such nonstatutory stock option.

     Also, the plan allows the Board of Directors to award to an optionee for each share of common stock covered by an option, a related alternate stock appreciation right, permitting the optionee to be paid the appreciation on the option in lieu of exercising the option. The amount of payment to which an optionee shall be entitled upon the exercise of each stock appreciation right shall be the amount, if any, by which the fair market value of a share of common stock on the exercise date exceeds the exercise price per share of the option.

Limitation  on  Liability  and  Indemnification  of  Directors  and  Officers

     Our Certificate of Incorporation eliminates the personal liability of our directors and our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Section 102 of the Delaware General Corporation Law, provided that this provision does not eliminate or limit the liability of a director:

     (i) for any breach of the director's duty of loyalty to us or our stockholders;

     (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     (iii) arising under Section 174 of the Delaware General Corporation Law (with respect to unlawful dividend payments and unlawful stock purchases or redemptions); or

     (iv) for any transaction from which the director derived an improper personal benefit.

     Additionally, we have included in our Certificate of Incorporation and our Bylaws provisions to indemnify our directors, officers, employees and agents and to purchase insurance with respect to liability arising out of the performance of their duties as directors, officers, employees and agents as permitted by
Section 145 of the Delaware General Corporation Law. The Delaware General Corporation Law provides further that indemnification shall not be deemed exclusive of any other rights to which the directors, officers, employees and agents may be entitled under a company's bylaws, any agreement, vote of stockholders or otherwise.

     The effect of the foregoing is to require us, to the extent permitted by law, to indemnify our officers, directors, employees and agents for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of an issuer pursuant to the foregoing provisions, or otherwise, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item  7.          Certain  Relationships  and  Related  Transactions
                  --------------------------------------------------

     Our promoters include Scott Kerr, Matt Sebal, Todd Cusolle and Adam S. Gottbetter. Jackson Steinem, Inc. holds shares for Adam S. Gottbetter and is wholly owned by Adam S. Gottbetter of Gottbetter & Partners, LLP, our legal counsel.

     National EDGAR Services, Inc. is a Canadian corporation and is our wholly owned subsidiary. National EDGAR Services, Inc. has a web hosting contract with Cordexa, a provider of Internet services, pursuant to which Cordexa operates and maintains the web servers used by us in their data center. This web hosting contract between NES's subsidiary and Cordexa expires August 2006, but may be terminated by either party with 60 days written notice. Cordexa charges National EDGAR Services, Inc. $500 per month for web hosting services and $150 per hour for service assistance. 51st State Systems, Inc. owns approximately 75.6% of Cordexa. 51st State Systems also owns approximately 38% of our outstanding shares. 51st State Systems, Inc. is a Canadian corporation owned equally by Todd Cusolle and Matt Sebal, two of our officers and directors.

     On July 24, 2002, we issued 712,500 shares of our common stock to Scott R. Kerr in exchange for $712.50, par value of the stock.

     On July 24, 2002, we issued 1,912,500 shares of our common stock to 51st State Systems, Inc., which is owned equally by Todd Cusolle and Matt Sebal, in exchange for $1,912.50, par value of the stock.

     On July 24, 2002, we issued 1,125,000 shares of our common stock to Jackson Steinem, Inc., which is wholly owned by Adam S. Gottbetter of Gottbetter & Partners, LLP, our legal counsel. This transfer was in exchange for $1,125, par value of the stock.

     On August 1, 2002, we issued 712,500 shares of our common stock to Scott R. Kerr in exchange for the transfer from Mr. Kerr of 19 shares of National EDGAR Services, Inc. to NES.

     On August 1, 2002, we issued 1,912,500 shares of our common stock to 51st State Systems, Inc., which is owned equally by Todd Cusolle and Matt Sebal, in exchange for the transfer from Mr. Cusolle and Mr. Sebal of 51 shares of National EDGAR Services, Inc. to NES.

     On August 1, 2002, we issued 1,125,000 shares of our common stock to Jackson Steinem, Inc., which is wholly owned by Adam S. Gottbetter of Gottbetter

& Partners, LLP, our legal counsel. This transfer was in exchange for the transfer from Jackson Steinem, Inc. of 30 shares of National EDGAR Services,
Inc. to NES. Further, Gottbetter & Partners, LLP, our legal counsel has estimated legal fees of approximately $50,000 billed to NES related to a registration statement that we filed under the Securities Act of 1933 and the Securities Exchange Act of 1934. This registration statement has subsequently been withdrawn.

     On August 1, 2002, we issued 50,000 shares of our common stock to KGL Investments, Ltd., the beneficial owner of which was Kaplan Gottbetter & Levenson, LLP, counsel to NES. As a result of the dissolution of that law firm the shares are now held by Jackson Steinem, Inc., the beneficial owner of which is Adam S. Gottbetter of Gottbetter & Partners, LLP, our new counsel. The shares were issued in exchange for $5,000 worth of non-legal services rendered (the shares were valued at $.10 per share).

     On September 2, 2002, Scott R. Kerr cancelled 712,500 shares of our common stock, 51st State Systems, Inc. cancelled 1,912,500 shares of our common stock, and Jackson Steinem, Inc. cancelled 1,125,000 shares of our common stock.

     On  October 28, 2003, Jackson Steinem, Inc., (which is wholly owned by Adam
S. Gottbetter of Gottbetter & Partners, LLP, our legal counsel) sold 1,125,000 shares to Shai Stern. The shares were sold at par value, $0.001, for a selling price of $1,125. Mr. Stern owns Vintage Filings, LLC based in New York, which also provides electronic filing services for companies that need to electronically file prospectuses, registration statements, and other documents under U.S. federal securities laws with the SEC.

     We believe that the terms of the above transactions are commercially reasonable and no less favorable to us than we could have obtained from an unaffiliated third party on an arm's length basis. To the extent we may enter into any agreements with related parties in the future, the Board of Directors has determined that such agreements must be on similar terms.

Item  8.          Description  of  Securities
                  ---------------------------

     Our authorized capital stock currently consists of 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share, the rights and preferences of which may be established from time to time by our Board of Directors. There are 4,990,250 shares of our common stock issued and outstanding, and no other securities, including without limitation any preferred stock, convertible securities, options, warrants, promissory notes or debentures outstanding.

     The description of our securities contained herein is a summary only. For more complete information, you should read our Certificate of Incorporation and its restatements, together with our Bylaws.

COMMON  STOCK

     Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any shares of preferred stock outstanding at the time, holders of our common stock are entitled to receive dividends ratably, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefor.

     Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably, our net assets available after the payment of:

- all secured liabilities, including any then outstanding secured debt securities which we may have issued as of such time;

- all unsecured liabilities, including any then unsecured outstanding secured debt securities which we may have issued as of such time; and

-    all  liquidation  preferences  on  any  then  outstanding  preferred stock.

     Holders of our common stock have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED  STOCK

     Our Board of Directors is authorized, without further stockholder approval, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, and to fix the number of shares constituting any series and the designations of these series. These shares may have rights senior to our common stock. The issuance of preferred stock may have the effect of delaying or preventing a change in control of us. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. At present, we have no plans to issue any shares of our preferred stock.

DELAWARE  ANTI-TAKEOVER  LAW

     If we close an initial public offering of our securities and become listed on a national stock exchange or the Nasdaq Stock Market or have a class of voting stock held by more than 2000 record holders, we will be governed by the provisions of Section 203 of the General Corporation Law of Delaware. In general, such law prohibits a Delaware public corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless it is approved in a prescribed manner.

     As a result of Section 203 of the General Corporation Law of Delaware, potential acquirers may be discouraged from attempting to effect acquisition transactions with us, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

TRANSFER  AGENT

     We have appointed Continental Stock Transfer & Trust Company, 17 Battery Place, 8th Floor, New York, New York 10004 as transfer agent for our common stock.

                                     PART II

Item  1.     Market Price of and Dividends on the Registrant's Common Equity and
--------------------------------------------------------------------------------
Related  Stockholder  Matters
-----------------------------

Market  Information

     There is no public trading market on which our Common Stock is traded. We have engaged a broker-dealer to file a Form 211 with the National Association of Securities Dealers in order to allow the quotation of our common stock on the Over-the-Counter Bulletin Board (OTCBB). There is no assurance that our common stock will be included on the OTCBB.

     There  are  sixty-four  record  holders  of  common  equity.

     There are no outstanding options or warrants to purchase, or securities convertible into, our common equity.

     As of January 3, 2006, we had outstanding 4,990,250 shares of our common stock. Of these shares, 1,240,250 shares will be freely tradable without restriction under the Securities Act unless held by our "affiliates" as that term is defined in Rule 144 under the Securities Act. These shares will be eligible for sale in the public market, subject to certain volume limitations and the expiration of applicable holding periods under Rule 144. Non-affiliates currently hold 1,240,250 shares of our common stock, 25% of our outstanding shares. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year (including the holding period of any prior owner or affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) one percent of the number of shares of common stock then outstanding or (2) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     We can offer no assurance that an active public market in our shares will develop. Future sales of substantial amounts of our shares in the public market could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

     We  have  not  declared  any  cash  dividends  on  our  common  stock.

Item  2.     Legal  Proceedings
             ------------------

     We are not aware of any pending or threatened legal proceedings against us.

Item  3.     Changes  in  and  Disagreements  with  Accountants
             --------------------------------------------------

     The auditor for the Company until February 15, 2004, was Rogoff & Co., P.C., at which time Rogoff & Co., P.C. resigned. Going forward, after February 15, 2004, the Company's auditor is Sherb & Co., LLP. The prior auditor, Rogoff & Co., P.C., resigned because that firm is no longer performing audit work for public companies. The report of the prior auditor, Rogoff & Co., P.C., did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope or accounting principles. For the period from July 17, 2002 (inception), through September 30, 2002, and any subsequent interim period preceding the date of resignation, there were no disagreements with the prior auditors, Rogoff & Co., P.C., on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The decision to change accountants was approved by the Board of Directors.

     At no time preceding the engagement of the new accountants, Sherb & Co., LLP, on February 15, 2004, did we consult with Sherb & Co., LLP regarding the application of accounting principles to the transaction, the type of audit opinion that might be rendered on our financial statements, nor on any disagreement or reportable event.

Item  4.     Recent  Sales  of  Unregistered  Securities
             -------------------------------------------

     On July 24, 2002, we issued 712,500 shares of our common stock to Scott R. Kerr in exchange for $712.50, par value of the stock.

     On July 24, 2002, we issued 1,912,500 shares of our common stock to 51st State Systems, Inc., which is owned equally by Todd Cusolle and Matt Sebal, in exchange for $1,912.50, par value of the stock.

     On July 24, 2002, we issued 1,125,000 shares of our common stock to Jackson Steinem, Inc., which is wholly owned by Adam S. Gottbetter of Gottbetter & Partners, LLP, our legal counsel. This transfer was in exchange for $1,125, par value of the stock.

     On August 1, 2002, we issued 712,500 shares of our common stock to Scott R. Kerr in exchange for the transfer from Mr. Kerr of 19 shares of National EDGAR Services, Inc. to NES. The value placed on the National EDGAR Services, Inc. shares was $712.50.

     On August 1, 2002, we issued 1,912,500 shares of our common stock to 51st State Systems, Inc., which is owned equally by Todd Cusolle and Matt Sebal, in exchange for the transfer from Mr. Cusolle and Mr. Sebal of 51 shares of National EDGAR Services, Inc. to NES. The value placed on the National EDGAR Services, Inc. shares was $1,912.50.

     On August 1, 2002, we issued 1,125,000 shares of our common stock to Jackson Steinem, Inc., which is wholly owned by Adam S. Gottbetter of Gottbetter & Partners, LLP, our legal counsel. This transfer was in exchange for the transfer from Jackson Steinem, Inc. of 30 shares of National EDGAR Services,
Inc. to NES. The value placed on the National EDGAR Services, Inc. shares was $1,125.

     On August 1, 2002, we issued 50,000 shares of our common stock to KGL Investments, Ltd., the beneficial owner of which was Kaplan Gottbetter & Levenson, LLP, counsel to NES. As a result of the dissolution of the law firm the shares are now held by Jackson Steinem, Inc. the beneficial owner is Adam S. Gottbetter of Gottbetter & Partners, LLP, our new counsel. The shares were issued in exchange for $5,000 worth of non-legal services rendered (the shares were valued at $.10 per share).

     On September 2, 2002, Scott R. Kerr cancelled 712,500 shares of our common stock, 51st State Systems, Inc. cancelled 1,912,500 shares of our common stock, and Jackson Steinem, Inc. cancelled 1,125,000 shares of our common stock.

     From October 2002 to February 2003, we sold 1,190,250 shares of our common stock at $.10 per share for a total of $119,025. The shares were sold to 5 accredited investors, 1 non-accredited investor, and to 54 foreign investors who had access to all material information pertaining to us. A private placement memorandum was provided to the accredited and non-accredited investors (the United States investors). These investors all had pre-existing personal and or business relationships with our officers and directors. The Company reason to believe and did believe that the one non-accredited investor met the definition of a sophisticated investor as set forth in Regulation D; that she had such knowledge and experience in financial and business matters that she was capable of evaluating the merits and risks of the prospective investment. The sales were private transactions made in the absence of registration under the Securities
Act in reliance on the exemptions provided by Section 4(2) of the Securities Act, and SEC Rule 506 of Regulation D and SEC Rule 903 (b) (3) of Regulation S under the Securities Act. The foreign investors certified, by reviewing and executing a subscription agreement, that they were not U.S. persons and were not acquiring the securities for the account or benefit of any U.S. person and agreed to resell our stock only in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration. Further, a legend was placed on the shares sold pursuant to Regulation S that stated that transfer of the shares is prohibited except in accordance with Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration.

     We determined that each investor had enough knowledge and experience in finance and business matters to evaluate the risks and merits of the investment. There was no general solicitation or general advertising used to market the securities. Also, these investors were given a private placement memorandum containing the kind of information normally provided in a prospectus. All purchasers represented in writing that they acquired the securities for their own accounts. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

Item  5.          Indemnification  of  Directors  and  Officers
                  ---------------------------------------------

     Our Certificate of Incorporation provides that we shall, to the fullest extent permitted by Section 145 of the Delaware General Corporate Law ("DGCL"), as amended from time to time, indemnify our officers and directors.

     Section 145 of the DGCL permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of any action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Our Certificate of Incorporation contains a provision which eliminates, to the fullest extent permitted by the DGCL, director liability for monetary damages for breaches of the fiduciary duty of care or any other duty as a director.

     Article X of the Registrant's certificate of incorporation provide as follows:

                                    ARTICLE X

LIMITATION ON LIABILITY OF DIRECTORS; INDEMNIFICATION OF DIRECTORS AND OFFICERS;
                         PERSONAL LIABILITY OF DIRECTORS

     (i) To the fullest extent permitted by the GCL, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Neither any amendment nor repeal of this Article X nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article X shall eliminate or reduce the effect of this Article X in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article X, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

     (ii) The Corporation shall indemnify each of the Corporation's directors and officers in each and every situation where, under Section 145 of the GCL, as amended from time to time ("Section 145"), the Corporation is permitted or empowered to make such indemnification. The Corporation may, in the sole discretion of the Board of Directors of the Corporation, indemnify any other person who may be indemnified pursuant to Section 145 to the extent that the Board of Directors deems advisable, as permitted by
     Section  145.

     (iii) No person shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that the foregoing shall not eliminate or limit the liability of a director of the Corporation, (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law , (iii) under Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit. If the GCL is subsequently amended to further eliminate or limit the liability of a director, then a director of the Corporation, in addition to the circumstances in which a director is not personally liable as set forth in the preceding sentence, shall not be liable to the fullest extent permitted by the amended GCL. For purposes of this Article X, "fiduciary duty as a director" shall include any fiduciary duty arising out of service at the Corporation's request as a director of another corporation, partnership, joint venture or other enterprise, and "personal liability to the Corporation or its stockholders" shall include any liability to such other corporation, partnership, joint venture, trust or other enterprise and any liability to the Corporation in its capacity as a security holder, joint venture, partner, beneficiary, creditor or investor of or in any such other corporation, partnership, joint venture, trust or other enterprise.

                       NES WORLDWIDE, INC. AND SUBSIDIARY
                        CONSOLIDATED FINANCIAL STATEMENTS
                     YEAR ENDED SEPTEMBER 30, 2005 and 2004


                                    CONTENTS

                                                                      Page
                                                                      ----


Reports  of  Independent  Registered  Public  Accounting  Firm         F-2

Financial  Statements:
  Consolidated  Balance  Sheet                                         F-3
  Consolidated  Statements  of  Operations                             F-4
  Consolidated  Statements  of  Stockholders'  Deficit                 F-5
  Consolidated  Statements  of  Cash  Flows                            F-6
  Notes  to  Consolidated  Financial  Statements                   F-7  to  F-16

REPORT  OF  INDEPENDENT  REGISTERED  PUBLIC  ACCOUNTING  FIRM

Board  of  Directors  and  Stockholders'
NES  Worldwide,  Inc.

We have audited the accompanying consolidated balance sheet of NES Worldwide, Inc. as of September 30, 2005 and the related consolidated statements of operations, stockholders' deficit and cash flows for the years ended September 30, 2005 and 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amount and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In  our  opinion,  the  consolidated  financial  statements  referred  to  above
present  fairly,   in  all  material  respects  the  consolidated   financial
position of NES Worldwide, Inc. as of September 30, 2005 and the consolidated results of its operations and its cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant losses and has a working capital deficiency as more fully described in Note 2. The Company anticipates that additional funding will be necessary to sustain the Company's operations through the fiscal year ending September 30, 2006. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                   Sherb  &  Co.,  LLP
                                   Certified  Public  Accountants
New  York,  New  York
January  3,  2006


                            NES Worldwide, Inc. and Subsidiary
                                Consolidated Balance Sheet
                                   September 30, 2005


                                        ASSETS
 Current Assets:
      Cash                                                                    $  30,331
      Accounts receivable (net of allowance for doubtful accounts of $4,698)     10,082
                                                                              ----------

             Total Current Assets                                                40,413

 Website Costs (net of accumulated amortization of $17,303)                       2,430
                                                                              ----------

             Total Assets                                                     $  42,843
                                                                              ==========

                         LIABILITIES AND STOCKHOLDERS' DEFICIT

 Current Liabilities:
      Loan payable                                                            $  50,000
      Accounts payable and accrued liabilities                                   74,471
      Due to related parties                                                     36,994
                                                                              ----------

             Total Current Liabilities                                          161,465
                                                                              ----------

 Stockholders' Deficit:
      Preferred stock ($.0001 par value; 5,000,000 authorized
          none issued and outstanding)                                                -
      Common stock ($.001  par value; 100,000,000 shares authorized;
          4,990,250 issued and outstanding)                                       4,990
      Additional paid-in capital                                                 97,605
      Accumulated deficit                                                      (219,862)
      Other comprehensive loss - foreign currrency                               (1,355)
                                                                              ----------

            Total Stockholders' Deficit                                        (118,622)
                                                                              ----------

            Total Liabilities and Stockholders' Deficit                       $  42,843
                                                                              ==========

    The accompanying notes are an integral part of these consolidated financial statements


                         NES Worldwide, Inc. and Subsidiary
                       Consolidated Statements of Operations

                                                             For the Year Ended
                                                                September 30,
                                                          ------------------------
                                                             2005         2004
                                                          -----------  -----------

 Revenue                                                  $   33,877   $   81,007
                                                          -----------  -----------

 Operating Expenses:
      Web hosting expenses                                     4,402        9,788
      Accounting and legal                                    35,687       37,883
      Management salaries                                     60,015       60,310
      Other general and administrative                        13,089       15,162
                                                          -----------  -----------

                Total Operating Expenses                     113,193      123,143
                                                          -----------  -----------

 Loss from operations                                        (79,316)     (42,136)
                                                          -----------  -----------

 Other income (expenses):
      Interest income                                            123            -
      Interest expense                                          (932)           -
                                                          -----------  -----------

                Total Other Income (Expenses)                   (809)           -
                                                          -----------  -----------

 Net loss                                                    (80,125)     (42,136)

 Other comprehensive loss:
    Unrealized foreign currency translation                   (1,355)           -
                                                          -----------  -----------

 Comprehensive loss                                       $  (81,480)  $  (42,136)
                                                          ===========  ===========

Loss per common share - basic and diluted                 $    (0.02)  $    (0.01)
                                                          ===========  ===========

Weighted Average Shares Outstanding - basic and diluted    4,990,250    4,616,089
                                                          ===========  ===========

    The accompanying notes are an integral part of these consolidated financial statements


                                            NES Worldwide, Inc. and Subsidiary
                                     Consolidated Statements of Stockholders' Deficit
                                     For the Years Ended September 30, 2005 and 2004

                                                   Common Stock,
                                                     $.001 Par
                                                ------------------ Additional                     Other
                                                Number Of           Paid-in    Accumulated    Comprehensive
                                                 Shares    Amount   Capital      Deficit          Loss          Total
                                                ---------  -------  --------  -------------  ---------------  ----------
 Balance, September 30, 2003 (Restated)         4,990,250  $ 4,990  $ 97,605  $    (97,601)  $            -   $   4,994

 Net loss for the year                                  -        -         -       (42,136)               -     (42,136)
                                                ---------  -------  --------  -------------  ---------------  ----------

 Balance,  September 30 2004                    4,990,250    4,990    97,605      (139,737)               -     (37,142)


 Comprehensive loss:
      Net loss for the year                             -        -         -       (80,125)               -     (80,125)

      Foreign currency translation adjustment           -        -         -             -           (1,355)     (1,355)
                                                ---------  -------  --------  -------------  ---------------  ----------

 Balance,  September 30, 2005                   4,990,250  $ 4,990  $ 97,605  $   (219,862)  $       (1,355)  $(118,622)
                                                =========  =======  ========  =============  ===============  ==========

     The accompanying notes are an integral part of the consolidated financial statements


                        NES Worldwide, Inc. and Subsidiary
                      Consolidated Statements of Cash Flows

                                                          For the Year Ended
                                                             September 30,
                                                         --------------------
                                                           2005       2004
                                                         ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                               $(80,125)  $(42,136)
                                                         ---------  ---------
  Adjustments to reconcile net loss to net cash used in
        operating activities:
    Amortization                                            6,326      5,256
    Allowance for doubtful accounts                         1,131          -
  Changes in assets and liabilities:
    Accounts receivable, net                               13,368    (11,135)
    Other current assets                                    3,561     (1,464)
    Due to related parties                                  4,953      4,657
    Accounts payable and accrued liabilities               23,170     41,965
                                                         ---------  ---------

      TOTAL ADJUSTMENTS                                    52,509     39,279
                                                         ---------  ---------

NET CASH USED IN OPERATING ACTIVITIES                     (27,616)    (2,857)
                                                         ---------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from loan payable                               50,000          -
                                                         ---------  ---------

NET CASH PROVIDED BY FINANCING ACTIVITIES                  50,000          -
                                                         ---------  ---------

Effect of Rate changes on cash                             (2,091)       (96)
                                                         ---------  ---------

NET (DECREASE) INCREASE IN CASH                            20,293     (2,953)

CASH, BEGINNING OF YEAR                                    10,038     12,991
                                                         ---------  ---------

CASH, END OF YEAR                                        $ 30,331   $ 10,038
                                                         =========  =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the period for:
     Interest                                            $      -   $      -
                                                         =========  =========
     Income taxes                                        $      -   $      -
                                                         =========  =========

NON-CASH INVESTING AND FINANCING ACTIVITIES:
    Web site costs                                       $      -   $ 17,403
                                                         =========  =========

     The accompanying notes are an integral part of the consolidated financial statements.

                       NES WORLDWIDE, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2005 and 2004


NOTE  1  -  DESCRIPTION  OF  BUSINESS  AND  ACQUISITION

NES Worldwide, Inc. (the "Company") was incorporated in the State of Delaware on July 17, 2002. The Company, through its wholly owned Canadian subsidiary National EDGAR Services, Inc. ("National EDGAR"), is a provider of electronic filing services for companies and individuals that are required to file financial documents under United States federal securities laws with the United States Securities and Exchange Commission (the "SEC") via the SEC's electronic data gathering system entitled Electronic Data Gathering Analysis and Retrieval("EDGAR ").

National EDGAR was incorporated on July 23, 2002 in the Canadian Province of British Columbia. National EDGAR had no transactions for the period between July 23, 2002 and August 1, 2002. On August 1, 2002 the Company acquired 100% of National EDGAR's common stock in exchange for 3,750,000 shares of the Company's common stock. Accordingly, this business combination was accounted for at historical cost as an exchange of shares between enterprises under common control.

NOTE  2  -  LIQUIDITY

The Company's consolidated financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has experienced losses from inception to September 30, 2005 of $219,862 and has negative working capital of $121,052 at September 30, 2005. These factors raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon several factors, including its ability to generate cash flow once its business strategy is implemented as well as obtaining adequate capital to fund operating losses until it becomes profitable.

Management is currently implementing its business model described above and believes that the Company will generate cash flow once its business strategy is fully implemented. There can be no assurance that management will be successful in accomplishing its business plan. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

                       NES WORLDWIDE, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                           SEPTEMBER 30, 2005 and 2004


NOTE  3  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Basis  of  Presentation

The consolidated financial statements include the accounts of the Company and its subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

Use  of  Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in 2005 and 2004 include the allowance for doubtful accounts.

Cash  and  Cash  Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less and money market accounts to be cash equivalents.

Accounts  Receivable

Accounts receivable are due from companies in various industry segments throughout the United States of America and Canada all of which are required to file financial documents under United States federal securities laws with the United States Securities and Exchange Commission. Accordingly the Company is exposed to business and economic risk. The Company does not currently foresee a concentrated credit risk associated with these accounts receivable.

Allowance  for  Doubtful  Accounts

The Company estimates uncollectibility of accounts receivable by analyzing historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. As of September 30, 2005, the Company has recorded an allowance for doubtful accounts of approximately $4,700 on the accompanying balance sheet.

                       NES WORLDWIDE, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                           SEPTEMBER 30, 2005 and 2004


NOTE  3  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

Fair  value  of  financial  instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purpose of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

The carrying amounts reported in the balance sheet for cash, accounts receivable, accounts payable and accrued liabilities, loans and amounts due from related parties approximate their fair market value based on the short-term maturity of these instruments.

Web  Site  Costs

The Company accounts for website development costs in accordance with Emerging Issues Task Force Issue 00-2, "Accounting for Website development Costs" ("EITF 00-2") and Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). Under EITF 00-2 and SOP 98-1, website development costs that are incurred in the preliminary project stage should be expensed as incurred. Upon meeting certain criteria the Company capitalizes external direct costs of materials and services consumed in developing or obtaining internal-use computer software, payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project), and interest costs of developing computer software for internal use.

At September 30, 2005, capitalized website development costs, consisting of costs for outside consultants, amounted to approximately $19,733. These costs are being amortized over a period of three years and are included in general and administrative expense in the accompanying consolidated statement of operations. The Company recorded amortization expense of $6,326 and $5,256 for the year ended September 30, 2005 and 2004, respectively. Future annual amortization of website costs is as follows:

     2006          $   6,326
     2007              1,825

                       NES WORLDWIDE, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                           SEPTEMBER 30, 2005 and 2004


NOTE  3  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

Impairment  of  long-lived  assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"),the Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. In such circumstances, the Company will estimate the future cash flows expected to result from the use of the asset and its eventual disposition. Future cash flows are the future cash inflows expected to be generated by an asset less the future outflows expected to be necessary to obtain those inflows. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss to adjust to the fair value of the asset. Management believes that there are no long-lived impaired assets at September 30, 2005.

Income  Taxes

The Company uses the liability method for income taxes as required by SFAS No. 109 "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when it is more likely than not that the deferred tax assets will not be realized.

Revenue  Recognition

The Company follows the guidance of the Securities and Exchange Commission's Staff Accounting Bulletin 104 for revenue recognition. In general, the Company records revenue when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured.

Loss  per  Share

Net loss per common share for the years ended September 30, 2005 and 2004 is based upon the weighted average common shares and dilutive common stock equivalents outstanding during the year as defined by Statement of Financial Accounting Standards, Number 128 "Earnings Per Share." As of September 30, 2005, there were no common stock equivalents which dilute future earnings per share.

                       NES WORLDWIDE, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                           SEPTEMBER 30, 2005 and 2004

NOTE  3  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

Stock  Based  Compensation

The Company accounts for stock options issued to employees in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation cost is measured on the date of grant as the excess of the current market price of the underlying stock over the exercise price. Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant. The Company adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS 148, "Accounting for Stock-Based Compensation -Transition and Disclosure", which permits entities to provide pro forma net income (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants as if the fair-value based method defined in SFAS No. 123 had been applied. The Company accounts for stock options and stock issued to non-employees for goods or services in accordance with the fair value method of SFAS 123.

Comprehensive  loss

Comprehensive loss consists of the net loss for the period and arises primarily from foreign currency translation adjustments if material.

Foreign  Currency  Translation

Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are converted into U.S. dollars in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation," and are included in determining net income or loss.

For foreign operations with the local currency as the functional currency, assets and liabilities are translated from the local currencies into U.S. dollars at the exchange rate prevailing at the balance sheet date. Revenues and expenses are translated at weighted average exchange rates for the period to approximate translation at the exchange rates prevailing at the dates those elements are recognized in the financial statements. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive loss.

The functional and reporting currency is the U.S. dollar. The functional currency of the Company's Canadian subsidiary is the local currency. The financial statements of the subsidiaries are translated into United States dollars using year-end rates of exchange for assets and liabilities, and average rates of exchange for the period for revenues, costs, and expenses. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations. The cumulative translation adjustment and effect of exchange rate changes on cash at September 30, 2005 was $2,953.

                       NES WORLDWIDE, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                           SEPTEMBER 30, 2005 and 2004


NOTE  3  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

Recent  Accounting  Pronouncements

In December 2004, the FASB issued FASB Statement No. 123R, "Share-Based Payment, an Amendment of FASB Statement No. 123" ("FAS No. 123R"). FAS No. 123R requires companies to recognize in the statement of operations the grant- date fair value of stock options and other equity-based compensation issued to employees. FAS No. 123R is effective beginning in the Company's second quarter of fiscal 2006. The Company is in process of evaluating the impact of this pronouncement on its financial position.

In  December  2004,  the  FASB  issued  SFAS  Statement  No.  153, "Exchanges of
Non-monetary Assets." The Statement is an amendment of APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Company believes that the adoption of this standard will have no material impact on its financial statements.

In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." The EITF reached a consensus about the criteria that should be used to determine when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss and how that criteria should be applied to investments accounted for under SFAS No. 115, "Accounting In Certain Investments In Debt and Equity Securities." EITF 03-01 also included accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. Additionally, EITF 03-01 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the Financial Accounting Standards Board (FASB) delayed the accounting provisions of EITF 03-01; however the disclosure requirements remain effective for annual reports ending after June 15, 2004. The Company believes that the adoption of this standard will have no material impact on its financial statements.

                       NES WORLDWIDE, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                           SEPTEMBER 30, 2005 and 2004



NOTE  4  -  LOAN  PAYABLE

In July 2005, the Company entered into a $50,000 Promissory Note (the "Note"). The Note bears interest at a rate of 8% per annum and is unsecured. The Loan is due and payable four months from the date of the Note (the "Term Date"); provided, however, that if the Company provides the Lender with written notice at least five days prior to the Term Date, the Company may elect to extend the term of the Note once for an additional twelve month period so that the Loan shall become due and payable sixteen months from the date of the Note (the "Extended Term Date"). As of September 30, 2005, the Company has accrued interest payable of $932 related to this note which is included in accounts payable and accrued expenses on the accompanying balance sheet.

NOTE  5  -  INCOME  TAXES

At September 30, 2005, the Company has a net operating loss carryforward of approximately $162,000 (2004 - $123,000) which may be utilized to offset future taxable income for United States Federal tax purposes. This net operating loss carryforward begins to expire in 2025. There are no timing differences between financial reporting and tax reporting. This net operating loss carryforward creates a deferred tax asset of approximately $62,000. Since it is more likely than not that the Company will not realize a benefit from this net operating loss carryforward a 100% valuation allowance has been recorded to reduce the deferred tax asset to its net realizable value.

At September 30, 2005, the Company's wholly owned subsidiary has a net operating loss of approximately $ 70,000 (2004 - $20,000) under The Income Tax Act (Canada). This net operating loss can be carried forward seven years to offset future taxable income. This net operating loss carryforward creates a deferred tax asset of approximately $ 23,800 (2004 - $6,800). Since it is more likely than not that the Company will not realize a benefit from this net operating loss carryforward a 100% valuation allowance has been recorded to reduce the deferred tax asset to its net realizable value.

                       NES WORLDWIDE, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                           SEPTEMBER 30, 2005 and 2004


NOTE  6  -  STOCKHOLDER  DEFICIT

Stock  Option  Plan

On August 1, 2002 the Board of Directors of the Company authorized the formation of the 2002 Stock Option Plan (the "Plan"), subject to stockholder approval. The Plan provides for the granting of incentive stock options, non-statutory stock options and stock appreciation rights. The incentive stock options can be granted to employees or any subsidiary of the Company. The non-statutory stock options can be granted to all employees, including officers, non-employee directors, consultants or any subsidiary of the Company. Non-statutory stock options can only be granted to consultants that have rendered a bona fide service to the Company, so long as the service is not in connection with the offer or sale of securities in a capital raising transaction. The number of shares of common stock reserved for issuance under the Plan is 500,000, subject to adjustment in the event of a stock split, stock dividend, recapitalization or similar change in the Company's capital structure.

Incentive stock options must be granted prior to ten years from the date the Plan was initially adopted by the Board of Directors. The option price for shares issued as incentive stock options shall not be less than the fair market value of the Company's common stock at the date of grant unless the option is granted to an individual who, at the date of the grant, owns more than 10% of the total combined voting power of all classes of the Company's stock (the "Principal Stockholder"). Then the option price shall be at least 110% of the fair market value at the date the option is granted. No incentive stock option granted under the Plan shall be exercisable after ten years from its grant date ..If the incentive stock option is granted to a Principal Stockholder then the exercise period is five years from the date of grant. Every incentive stock option granted under the Plan shall be subject to earlier termination as expressly provided for in the Plan. The option price for shares issued under the non-statutory stock options shall be determined at the sole discretion of the Board of Directors, but may not be less than 85% of the fair market value of the Company's common stock at the date of grant. A non-statutory stock option granted under the Plan may be of such duration as shall be determined by the Board of Directors.

                       NES WORLDWIDE, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                           SEPTEMBER 30, 2005 and 2004

NOTE  6  -  STOCKHOLDER  DEFICIT  (continued)

Stock  Option  Plan  (continued)

The  Board  of  Directors  may  grant  options  with  a  reload feature ("Reload
Options"). Option holders granted a Reload Option shall receive contemporaneously with the payment of the option price in shares of common stock a right to purchase that number of shares of the Company's common stock equal to the sum of (i) the number of shares of the Company's common stock used to exercise the option and (ii) with respect to non-statutory stock options the number of shares of the Company's common stock used to satisfy any tax withholding requirement incident to the exercise of such non-statutory stock options. The option price for a Reload Option relating to incentive stock options or non-statutory stock options granted to a person other than a Principal Stockholder shall be the fair market value of a share of the Company's common stock at the date of grant of the Reload Option. For Principal
Stockholders the option price for Reload Options shall be 110% of the fair market value of a share of the Company's common stock at the date of grant.

The Board of Directors may award an optionee with respect to each share of common stock covered by an option, a related alternative stock appreciation right ("SAR"). A SAR granted with an incentive stock option must be granted together with the related incentive stock option. A SAR granted with a non-statutory stock option may be granted together, or subsequent to, the granting of the original non-statutory stock option. SAR's granted under the Plan shall be evidenced by an agreement (the "SAR Agreement"). The SAR Agreement shall specify the period during which the SAR is exercisable. A SAR may be exercised only if and to the extent that the related option is eligible to be exercised on the date of exercise of the SAR. SAR's shall terminate or expire upon the same conditions as the related option. The Company has not issued any options under this plan.

NOTE  7  -  RELATED  PARTY  TRANSACTIONS

The Company entered into a web hosting agreement (the "Agreement") and a web site development agreement (the "Web Agreement') with the majority stockholder, which is a company owned by the Chief Financial Officer and Executive Vice
President of Strategy and marketing. The initial term of the Agreement was for three years commencing on August 1, 2002. Thereafter, the Agreement is renewable automatically for an additional one-year term unless either party notifies the other of its intention to terminate the Agreement. Under this Agreement the Company is required to pay a monthly fee of $1,000. The Company has recorded an expense of approximately $1,227 in 2005 and $ 9,788 in 2004, which is included in web hosting expense in the accompanying consolidated statement of operations.

                       NES WORLDWIDE, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                           SEPTEMBER 30, 2005 and 2004

NOTE  8  -  RELATED  PARTIES  (continued)

Effective July 1, 2004, the web hosting charges have been reduced to $500 Canadian per month the contract is continued on a month to month basis.

The Web Agreement was completed with the web site becoming operational during January 2003. At September 30, 2005 the majority stockholder is due approximately $14,000 relating to the Agreement and approximately $23,000 relating to the Web Agreement. Both amounts are included in due to affiliate in the accompanying consolidated balance sheet.

During the year ended September 30, 2005, the Company recorded revenue of $6,776 from a company related through common ownership.

NOTE  9  -  CONCENTRATIONS

At September 30, 2005 and 2004, the Company had four and five customers that accounted for approximately 81% and 71% of accounts receivable, respectively. During the year ended September 30, 2004, the Company had five customers, which accounted for approximately 68% of the Company's sales. The largest of these customers accounted for approximately 16% of sales. During the year ended
September 30, 2005, the Company had four customers, which accounted for approximately 76% of the Company's sales. The largest of these customers accounted for approximately 22% of sales.

NOTE  10-  SEGMENT  AND  GEOGRAPHIC  INFORMATION

The Company conducts its operations in Canada, which is the location of all of the Company's sales. Information about the Company's assets in different geographic locations at September 30, 2005 is shown below pursuant to the provisions of SFAS 131, "Disclosures About Segments of an Enterprise and Related Information."

                     SEPTEMBER 30, 2005
                     ------------------
Canada                  $    15,224
United States                27,619
                        -----------
Total Assets            $    42,843
                        ===========

                                    PART III

Item  1.          Index  to  Exhibits
                  -------------------

Exhibit
 Number   Description
--------  ----------------------------------------------------------------------

    3(a)      Certificate of Incorporation 1
    3(b)      Amendment to Certificate of Incorporation 2
    3(c)      Bylaws 3
    4         Specimen Certificate of Common Stock (4)
    10(a)     Stock Option Plan of 2002 5
    10(b)     License Agreement with U.S. Securities and Exchange Commission,
              October 1, 2001 6
    10(c)     Web Hosting Agreement between subsidiary National EDGAR
              Services, Inc. and Cordexa Networks Corp., dated October 3, 2003 7
    10(d)     Non-Binding Memorandum of Understanding with Continental Stock
              Transfer & Trust Company, dated February 10, 2003 8
    10(e)     Amendment No. 1, dated July 1, 2004 to the Web Hosting Agreement between subsidiary National EDGAR Services, Inc. and Cordexa
              Networks Corp., dated October 3, 2003 9
    10(f)     Loan Agreement, dated July 2005, between NES Worldwide, Inc. and
              Professional Trading Services, S.A. - filed herewith
    23        Auditor's Consent - filed herewith

1 Filed as Exhibit No. 3.1 to the Registration Statement on Form SB-2 of NES Worldwide, Inc., Registration Number 333-104698, filed with the Securities and Exchange Commission on April 23, 2003, and incorporated herein by reference thereto.

2 Filed as Exhibit No. 3.2 to Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2 of NES Worldwide, Inc., Registration Number 333-104698, filed with the Securities and Exchange Commission on November 7, 2003, and incorporated herein by reference thereto.

3 Filed as Exhibit No. 3.3 to Pre-Effective Amendment No. 2 to the Registration Statement on Form SB-2 of NES Worldwide, Inc., Registration Number 333-104698, filed with the Securities and Exchange Commission on March 25, 2004, and incorporated herein by reference thereto.

4 Filed as Exhibit No. 4.1 to the Registration Statement on Form SB-2 of NES Worldwide, Inc., Registration Number 333-104698, filed with the Securities and Exchange Commission on April 23, 2003, and incorporated herein by reference thereto.

5 Filed as Exhibit No. 10.1 to the Registration Statement on Form SB-2 of NES Worldwide, Inc., Registration Number 333-104698, filed with the Securities and Exchange Commission on April 23, 2003, and incorporated herein by reference thereto.

6 Filed as Exhibit No. 10.2 to the Registration Statement on Form SB-2 of NES Worldwide, Inc., Registration Number 333-104698, filed with the Securities and Exchange Commission on April 23, 2003, and incorporated herein by reference thereto.

7 Filed as Exhibit No. 10.3 to Pre-Effective Amendment No. 7 to the Registration Statement on Form SB-2 of NES Worldwide, Inc., Registration Number 333-104698, filed with the Securities and Exchange Commission on May 3, 2005, and incorporated herein by reference thereto.

8 Filed as Exhibit No. 10.4 to Pre-Effective Amendment No. 2 to the Registration Statement on Form SB-2of NES Worldwide, Inc., Registration Number 333-104698, filed with the Securities and Exchange Commission on March 25, 2004, and incorporated herein by reference thereto.

9 Filed as Exhibit No. 10.5 to Pre-Effective Amendment No. 7 to the Registration Statement on Form SB-2 of NES Worldwide, Inc., Registration Number 333-104698, filed with the Securities and Exchange Commission on May 3, 2005, and incorporated herein by reference thereto.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       NES WORLDWIDE, INC.
                                                       -------------------
                                                       (Registrant)

Date:  January 12, 2006                                By  /s/ Scott Kerr
                                                       Scott Kerr, President